Exhibit 19.1

INSIDER TRADING Global Compliance Policy | Effective May 23, 2024

Once printed or duplicated, this is not a controlled document. All controlled documents exist in electronic form on the Wesco Ethics and Compliance intranet site (Compass).

PURPOSE	To prevent insider trading or allegations of insider trading and to uphold the reputation and integrity of Wesco by promoting compliance with securities laws.

PERSONS WITHIN SCOPE OF THIS POLICY
This policy applies to all directors, officers and employees of Wesco International and its subsidiaries and affiliates (collectively, “Wesco” or the “Company”). It applies in all regions and locations where the Company conducts business. References to “employee” or “employees” in this policy include full-time, part-time and temporary employees or workers. Consultants and contractors to Wesco who receive or have access to material non-public information are also subject to this policy.

This policy also applies to:

•Family members who reside with you (such as your spouse, children, grandchildren, parents, grandparents, siblings or in-laws), anyone else who lives in your household, and family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”); and
•Legal entities, such as any corporation, partnership or trust, that are controlled by you or by your Family Members.
Transactions by these Family Members or controlled entities should be treated for the purposes of this policy and applicable securities laws as if they were for your own account.

POLICY AT A GLANCE
You are ultimately responsible for avoiding improper trading. All directors, officers and employees of Wesco who possess material non-public information may not purchase or sell Company securities. Furthermore, Section 16 directors and officers and designated insiders are subject to additional restrictions and reporting requirements described in this policy. Anyone who engages in tipping, by advising others to trade on the basis of material non-public information, is in violation of this policy, and spreading rumors about Wesco in order to influence or manipulate securities prices and investor trading is also prohibited. The same restrictions on trading, tipping and spreading rumors apply to material non-public information that you learn about another company. The U.S. Securities and Exchange Commission (“SEC”) may impose strict civil and criminal penalties on violators, while employees who violate these standards are subject to discipline, up to and including termination of their employment with Wesco.

POLICY DETAILS
PERSONAL RESPONSIBILITY
It is your obligation to understand and comply with this policy. The ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. You are also responsible for the actions of your Family Members or entities controlled by you or your Family Members. As described below, while Wesco could be fined for any insider trading violations by you, you will be personally liable for any such violations and potentially subject to both civil and criminal liability.

KNOW YOUR TERMS
What is “material information”?
As directors, officers or employees of Wesco, you can expect that in the course of performing your duties you will learn certain material information about the Company that may not generally be available to the investing public. “Material information” is generally any information that might reasonably be expected to affect the market or price of securities. When in doubt about the materiality of information, you must ask yourself this question: “Would a reasonable investor consider the information important in deciding whether to buy, sell or retain Wesco stock?”

Examples. Some examples of material information include the following:

•Significant changes in earnings or earnings projections
•Significant financial information that is different from what is publicly known or anticipated
•Unusual gains or losses in major operations or significant customers
•Proposed acquisitions or divestitures
•Major management changes
•Planned stock splits or equity or debt offerings
•Changes in dividends
•Changes in debt ratings
•Significant litigation or a government investigation

This list above is merely illustrative and by no means complete. Any question as to what is considered material non-public information should be directed to the Wesco legal department or the Wesco ethics and compliance office for clarification.

When is information considered “non-public”?
Information that has not been disclosed to the public is generally considered to be “non-public” information. Information is considered to be available to the public only when it has been widely disseminated or released to the public through the appropriate channels, such as by a press release and/or the filing of reports with the SEC, and enough time has passed to permit the investment market to evaluate the information. Generally, two or three business days after the public release of information are regarded as sufficient time for the market to absorb new information.

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What is an “insider”?
An insider is any person who possesses material information concerning Wesco that has not been fully disclosed to the public. Insiders include directors, officers and all other employees of, or consultants or contractors to, Wesco, as well as family members of such persons, and others, in each case where such person possesses material non-public information.

What is a “Section 16 officer and director”?
A Section 16 officer and director is an officer or director of Wesco who is subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

What is a “designated insider”?
Designated insiders are employees designated by Wesco who have, or are likely to have, access to material non-public information and are, therefore, in addition to Section 16 officers and directors, subject to the trading Window Period and pre-clearance requirements described in this policy.

TRADING RESTRICTIONS
Purchasing and Selling Company Securities
Directors, officers, and other employees of Wesco who possess material non-public inside information may not purchase, sell or exercise Company securities, including:

•Common stock
•Preferred stock
•Options or Stock Appreciation Rights (“SARs”)
•Warrants, notes, bonds or other debt securities, whether or not convertible into common or preferred stock
•Derivatives, whether or not such derivatives are issued by Wesco, including exchange-traded options or SARs

The same restrictions apply to your Family Members, accounts for which you or such persons act as a fiduciary, such as a trust and entities controlled by you or your Family Members, as described above. Each employee is responsible for the compliance of their Family Members and controlled entities.

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Discretionary Transactions
In addition, when you are in possession of material non-public information, you may not make the following types of discretionary transactions in the Wesco Distribution, Inc. Retirement Savings Plan or Deferred Compensation Plan (collectively, “Wesco Plans”):

•Increase or decrease the percentage of your contributions that are allocated to the Wesco Plans;
•Make a plan transfer of an existing balance into or out of the Wesco Plans;
•Borrow money against your balance if the loan will result in a liquidation of a portion of your balance in the Wesco Plans; or
•Pre-pay a loan if the pay-off will result in an allocation of the payment into the Wesco Plans.

Remember: If your securities transactions become the subject of an investigation, they will be viewed with the benefit of hindsight. Therefore, before engaging in a transaction, you should carefully consider how the regulators or others might view your transaction.

Transactions under Company Equity Plans
Cash Exercise and Hold – The above trading restrictions do not apply to the exercise of employee stock options or stock appreciation rights (“SARs”) acquired pursuant to the Company’s plans, where you hold the shares you receive on exercise of the options/SARs, and in the case of options, pay cash for the exercise price. Wesco considers any such exercise of stock options/SARs granted under Company plans (but not the sale of shares acquired on exercise) to be exempt from the Window Period and pre-clearance requirements of this policy, since the other party to the transaction is Wesco itself and the exercise price is fixed by the terms of the applicable stock options/SARs agreement and plan. Remember, however, the shares you receive cannot be sold outside the Window Period.

Broker-Assisted Cashless Exercise – If you exercise a stock option through a broker-assisted cashless exercise where the broker satisfies the option exercise price from the proceeds of the sale of the shares acquired upon exercise, this involves an open market sale of stock. Therefore, you may not enter into a broker-assisted cashless exercise unless you comply with the pre-clearance procedure, if applicable to you, and the Window Period rule.
Other Cashless Exercises – If you exercise stock options with stock as payment using previously owned stock to satisfy the exercise price or using stock to pay the taxes, this may be considered an open market sale of stock. Therefore, you may not enter into an exercise in which you use previously owned stock to satisfy the option price or use stock to satisfy the tax liability unless you comply with the pre-clearance procedure, if applicable to you. We will determine if you are able to proceed with the exercise at any time, like a cash exercise and hold, or must comply with the Window Period rule. Even if we determine that you can proceed with the exercise outside a Window Period, the shares you receive cannot be sold outside the Window Period (and for Section 16 officers and directors until there is no six-month purchase that would need to be matched with such sale).

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Dividend Reinvestment Plan

This policy’s trading restrictions do not apply to purchases of Company securities under the Company’s dividend reinvestment plan (or under a qualifying broker-sponsored dividend reinvestment plan) resulting from your automatic reinvestment of dividends paid on Company securities. The trading restrictions do apply, however, to other purchases of Company securities under the plan resulting from additional contributions you choose to make to the plan or to any voluntary purchases of Company securities resulting from your election to participate in the plan or to increase your level of purchases in the plan. This policy also applies to your sale of any Company securities purchased pursuant to the plan.

SECTION 16 OFFICERS, DIRECTORS AND DESIGNATED INSIDERS
Section 16 officers and directors and designated insiders are subject to additional restrictions and reporting requirements.

Window Period
Section 16 officers and directors and designated insiders may trade in Company securities only during a “Window Period.” Each Window Period begins on the third full business day after quarterly earnings are publicly announced and closes at the close of business on the last business day of a quarter. However, even during the Window Period, if you have knowledge of material information which is not known or available to the public, you should avoid purchases or sales.

From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which designated insiders are prohibited from trading in the Company's securities.

Pre-Clearance Process
Many potentially material developments may affect our Company at any time. Because officers, directors or designated insiders may possess material non-public information on a regular basis, they may not purchase, sell or engage in a transaction (including gifts) involving Company securities without first obtaining pre-clearance from the General Counsel or designee.

Any proposed transaction (unless otherwise specified) should be submitted to the General Counsel or designee a reasonable time in advance of the proposed transaction. Pre-cleared trades must be completed within five full trading days of receipt of pre-clearance unless an exception is granted by the General Counsel or designee. Transactions not completed within the time limit are subject to pre-clearance again.

Section 16 Reporting Requirements
Section 16 officers and directors are required to report transactions in Company securities before the end of the second business day following the day on which the transaction is executed.

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Any Company stock purchased in the open market should be held for at least six months, preferably longer. The SEC’s short-swing profit rule prevents directors, executive officers and other statutory insiders from profiting from any purchases and sales within a six-month period. This rule means that if a Section 16 officer or director sells Wesco stock at a price higher than any purchase during the six months preceding or following the sale, the individual would be accountable to pay the difference back to the Company as short-swing profits under SEC rules.
Although Section 16 reporting is the legal responsibility of each individual Section 16 officer and director, Wesco, like many other public companies, assists its officers and directors in the preparation and filing of Section 16 reports. Failure to comply with the reporting requirements, or failure to comply in a timely manner, must be disclosed by the Company in its annual proxy statement and annual report on Form 10-K.

10b5-1 Plans
The trading restrictions described in this policy do not apply to transactions under a pre-existing written plan, contract, instruction or arrangement under Rule 10b5-1 of the Exchange Act that meeting the following requirements:

• “Cooling off” periods between the adoption or modification of a 10b5-1 plan and the date of first trade – Section 16 officers and directors must wait to initiate any trades under a 10b5-1 plan until the later of (i) 90 days after adopting or modifying the plan, or (ii) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days). For persons other than Section 16 officers and directors, the applicable cooling-off period is 30 days after the adoption or modification of the 10b5-1 plan.

•General Counsel approval – 10b5-1 plans (or any proposed amendments or modifications to such plans) must be reviewed and approved by the General Counsel at least the applicable “cooling off” period described above, in advance of any trades thereunder.

•Good faith requirement – 10b5-1 plans must be adopted or modified in good faith during a Window Period and at a time when an individual did not possess material non-public information about the Company, and such individual must otherwise act in good faith with respect to the plan and any trading thereunder;
•Director and officer certification – 10b5-1 plans adopted by Section 16 officers or directors are required to include a representation from the individual certifying that they (i) are not aware of material nonpublic information about the Company or its securities, and (ii) are adopting or modifying the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 of the Exchange Act.
•Prohibition of multiple, overlapping plans – Individuals are generally prohibited from having more than one 10b5-1 plan for open market purchases or sales of Company securities, with certain exceptions.

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•Limitation on single-trade plans – In any 12-month period, a person is limited to one “single-trade plan” (meaning a plan designed to effect the open market purchase or sale of the total securities subject to the plan as a single transaction), with certain exceptions.
•No exercise of discretionary authority by individual – The plan must either give a third party the discretionary authority to execute such purchases and sales, outside the control of the designated insider, so long as such third party does not possess any material non-public information about the Company, or explicitly specify the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.
•Certain other conditions - 10b5-1 plans must meet any other conditions specified under Rule 10b5-1 of the Exchange, as then currently in effect.

Under Rule 10b5-1 of the Exchange Act, Wesco is required to make certain disclosures in periodic reports and proxy statements, including, but not limited to, quarterly disclosures on Form 10-K and Form 10-Q about the adoption, termination or (in certain circumstances) modification of a 10b5-1 plan by Section 16 officers or directors.

TIPPING
Insider trading violations are not limited to trading by the insider alone; it is also illegal to advise others to trade on the basis of material non-public information. Liability in such cases can extend both to the “tipper” – the insider who disclosed non-public information to another person – and the person who received the tip and purchased or sold shares based on this material non-public information. Persons who are in possession of material non-public information about Wesco must avoid intentionally or inadvertently communicating such information to other persons before it has become public. Similarly, you should avoid giving advice or recommendations about any investment in or sale of Company securities. This includes avoiding disclosure of material non-public information to family, friends, other stockholders and others outside the Company. Where necessary to disclose material, confidential or inside information to other employees because they have a need to know in order to perform their job, they should first be advised of the importance of holding it in confidence.

RUMORS
Similar to tipping, spreading rumors can violate the law. All employees must refrain from spreading rumors about material information regarding Wesco, either positive or negative. This is especially true for those persons who have or may be believed to have inside information.

OTHER COMPANIES’ SECURITIES
The same restrictions on trading, tipping and the spreading of rumors generally apply to material non-public information that you may learn about another company, such as a supplier or customer, due to its relationship with Wesco.

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PENALTIES AND FINES
Individual Liability. The SEC has the authority to seek a civil penalty of up to three times the amount of profit gained, or loss avoided by a person who trades or “tips” while possessing material non-public information. The SEC may also bring a criminal action and impose a fine of up to $5 million per violation and a maximum jail sentence of 20 years.

Company Liability. Wesco could also be fined for an insider’s violation up to a maximum fine of $25 million. Moreover, insider trading can cause a substantial loss of confidence in Wesco and its stock on the part of the public and the securities markets. This could obviously have an adverse impact on Wesco and its stockholders. Failure of any employee to comply with Wesco’s Insider Trading policy could result in termination of employment.

ADDITIONAL PROHIBITED TRANSACTIONS
Certain types of transactions increase the Company’s exposure to legal risks and may create the appearance of improper or inappropriate conduct.

Short Sales, Buying or Selling Puts or Calls
All Wesco officers, directors, and designated insiders are prohibited from:

•Engaging in short sales (sales of stock that the seller does not own or a sale that is completed by delivery of borrowed stock) of Company securities; or
•Trading, writing or purchasing “call” or “put” options or other derivative securities on the Company’s securities, whether or not such options or SARs are traded on an exchange.

Hedging Transactions
Certain forms of hedging transactions allow an individual to lock in much of the value of the individual’s stock holdings, frequently in exchange for giving up some or all of the potential future appreciation of such stock. The result allows an individual to continue to own Wesco stock without the full risk and rewards of ownership. Wesco believes that this adversely impacts the alignment of the interests of such person and our stockholders. Therefore, Section 16 directors and officers are prohibited from engaging in any such hedging transactions that involve Wesco securities. The Company strongly discourages all employees from engaging in such transactions.

Margin Accounts and Pledges
Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. The sale may be made at a time when the pledgor is aware of material non-public information or is otherwise not permitted to trade, may result in inadvertent violations of this policy or insider trading laws. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information about Wesco, Section 16 officers and directors are prohibited from holding securities of Wesco in a margin account or otherwise using Company securities as collateral and pledging any shares for loans.

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While this provision does not prohibit all designated insiders and employee stockholders from using Wesco securities as collateral to secure a bona fide loan, they should use caution when pledging Wesco securities for a loan.

CONFIDENTIALITY
General Requirement. Unauthorized disclosure of internal information about Wesco, whether or not for the purpose of committing insider trading in Company stock, could create serious problems for Wesco. You should not discuss internal Company matters or developments with anyone except as required in the performance of your job. This applies to avoiding disclosure of material non-public information to family, friends, and other persons outside the Company, and also to other current or former employees. It is important that such information be divulged only to persons having a clear right to know the information in order to carry out their job responsibilities.

Financial Community and the Media. Confidentiality applies specifically – but not exclusively – to inquiries about the Company that may be made by reporters, investment analysts or others in the financial community. If you receive any inquiries of this sort, you should politely decline comment and refer the inquirer to Wesco’s investor relations team.

DEFINITIONS
Designated Insider – Employees designated by Wesco who have, or are likely to have, access to material non-public information and are, therefore, subject to the trading Window Period and pre-clearance requirements described in this policy.

Material Information – Generally any information that might reasonably be expected to affect the market or price of securities.

Tipping – When insiders advise others to trade on the basis of material non-public information.

RESOURCES
Related Materials
There are other Wesco materials that relate to topics in this policy. For more information, you may find the following supplemental documents helpful.

•Wesco Code of Business Conduct

Training
The Company may provide training on insider trading to Company directors, officers and employees as appropriate. Employees that fail to participate in required training may face disciplinary measures.

Questions?
If you have any question about complying with this policy or related legal requirements, or need additional clarification or guidance, contact the Wesco legal department or Wesco ethics and compliance office at ethics@wesco.com.

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VIOLATIONS AND REPORTING REQUIREMENTS
Consequences of Violating this Policy
Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained, or losses avoided.

We expect the strictest compliance with this policy and related procedures by all employees at every level. Failure to observe them may result in disciplinary action by the Company, including termination of your employment with the Company.

Where to Report
If you become aware of or suspect a possible violation of this policy, you must report it to one of the following:

•The Wesco ethics and compliance office:
Primary:    ethics@wesco.com
APAC:     ethics.APAC@wesco.com
CALA:     ethics.CALA@wesco.com
EMEA:     ethics.EMEA@wesco.com
•The legal department
•The Wesco Business Integrity Line:
Online at https://wescodist.ethicspoint.com
Toll-free in the United States and Canada at 1-866-873-2376
Toll-free numbers outside North America found at https://wescodist.ethicspoint.com
Note: reports may be made anonymously
•Human Resources
•Your manager, your manager’s manager or another member of management

Our Commitment
A fair investigation. Wesco will promptly investigate any report giving a credible indication that a violation of law or this policy has occurred, and we will take appropriate corrective action based on the results.
No retaliation. Wesco does not retaliate against anyone who raises a genuine concern in good faith, even if it turns out to be unsubstantiated. If you believe you have been treated unfairly or detrimentally after raising a concern, whether in the form of disciplinary action, threats or other unfavorable treatment, you should contact any of the resources listed in the “Where to Report” section above.

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